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                         UNITED STATES               Expires: August 31, 1999
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                    Washington, D.C. 20549           hours per form.......14.90
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                                  SCHEDULE 13D

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2a
                                (AMENDMENT NO. 4)

                            Overseas Filmgroup, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   690337 10 0
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                                 (CUSIP Number)

                            Douglas B. McClure, Esq.
                            Overseas Filmgroup, Inc.
                       8800 Sunset Boulevard, Third Floor
                              Los Angeles, CA 90069
                                 (310) 855-1199
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                June 20, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 690337 10 0                                   Page 2 of 8 Pages
----------------------                                  ------------------

1.  NAME OF REPORTING PERSON
    I.R.S. IDENITIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Robert B. Little
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                  (b)  [ ]

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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS*
               00, PF
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                           [ ]

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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                        7.       SOLE VOTING POWER

                                 1,614,406 Shares
                        -------------------------------------------------------
        NUMBER OF       8.       SHARED VOTING POWER
         SHARES
       BENEFICALLY               250,000 Shares
        OWNED BY        -------------------------------------------------------
          EACH          9.       SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                  1,614,406 Shares
          WITH          -------------------------------------------------------
                        10.      SHARED DISPOSITIVE POWER

                                 250,000 Shares
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11.  AGGREGATE AMOUNT BENEIFICALLY OWNED BY EACH REPORTING PERSON

     1,864,406 Shares
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.1%
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14.  TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 690337 10 0                                   Page 3 of 8 Pages
---------------------                                   ------------------

1.  NAME OF REPORTING PERSON
    I.R.S. IDENITIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Ellen Dinerman Little
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                  (b)  [ ]

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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS*

    00, PF
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                [ ]

-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
-------------------------------------------------------------------------------
                        7.       SOLE VOTING POWER

                                 1,614,406 Shares
                        -------------------------------------------------------
        NUMBER OF       8.       SHARED VOTING POWER
         SHARES
       BENEFICALLY               250,000 Shares
        OWNED BY        -------------------------------------------------------
          EACH          9.       SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                  1,614,406 Shares
          WITH          -------------------------------------------------------
                        10.      SHARED DISPOSITIVE POWER

                                 250,000 Shares
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEIFICALLY OWNED BY EACH REPORTING PERSON

     1,864,406 Shares
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.1%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  690337 10 0                                   Page 4 of 8 Pages
-----------------------                                  ------------------

      This Amendment No. 4 adds the following information to Items 3, 4, 6 and 7 an amends and restates in its entirety Item 5 of the Schedule 13D filed jointly by Ellen Dinerman Little and Robert B. Little (the "Reporting Persons") with respect to ownership of the Common Stock, par value $.001 per share (the "Common Stock") of Overseas Filmgroup, Inc. ("Issuer").

     The percentage of beneficial ownership reflected in this Amendment No. 4 is based upon 9,803,906 shares of Common Stock outstanding on June 20, 2000.

Item 3. Source and Amount of Funds or Other Consideration

     On June 20, 2000, the Issuer consummated a Securities Purchase Agreement (the "Purchase Agreement") with Rosemary Street Productions, LLC ("Rosemary Street"). In connection with the Purchase Agreement and as approved by the board of directors of the Issuer, the Issuer and the Reporting Persons entered into an Amended and Restated 1996 Special Stock Option Plan and Agreement ("Amended and Restated Agreement") which amended and restated the Issuer's existing 1996 Special Stock Option Plan and Agreement in its entirety. Pursuant to the Amended and Restated Agreement, the Issuer cancelled the Reporting Persons' existing options to purchase an aggregate of (i) 1,075,000 shares of Common Stock at an exercise price of $5.00 per share and (ii) 1,125,000 shares of Common Stock at an exercise price of $8.50 per share and granted each of the Reporting Persons new options ("New Options") each to purchase 250,000 shares of Common Stock at an exercise price of $3.40 per share. The New Options are immediately exercisable and expire on June 19, 2005.

Item 4. Purpose of Transactions

     The Issuer and the Reporting Persons entered into the Amended and Restated Agreement in order to induce Rosemary Street to enter into the Securities Purchase.

     (a) Pursuant to the Amended and Restated Agreement, the Issuer cancelled the Reporting Persons existing options to purchase an aggregate of 2,200,000 shares of Common Stock and granted each of the Reporting Persons an option to purchase a total of 250,000 shares of Common Stock per Reporting Person (all of which are currently exercisable). See response to Item 3 above.

     Immediately prior to the closing of the Securities Purchase, the Reporting Persons entered into a Note and Debt Contribution Agreement with the Issuer pursuant to which: (i) the Reporting Persons forgave an aggregate of approximately $1,997,810 of obligations and indebtedness that the Issuer owed to them; (ii) the Reporting Persons contributed $130,000 in cash and 1,588,812 of their shares of the Issuer's Common Stock to the Issuer's capital; and (iii) the Issuer paid the Reporting Persons an aggregate of $1,430,000 of other obligations and indebtedness owed to them.

CUSIP No.  690337 10 0                                     Page 5 of 8 Pages
----------------------                                     ---------------------

     (b) The Reporting Persons and the directors of the Issuer designated by the Reporting Persons may cause the Issuer to pursue a business objective of identifying one or more operating businesses for acquisition and completing one or more mergers or other business combinations with such business or businesses. The Reporting Persons have not identified at this time any business for acquisition and have no agreements or arrangements for a merger or other business combination.

     (c) The Reporting Persons and the directors of the Issuer designated by the Reporting Persons may cause the Issuer to engage in a private offering of its securities for the purpose of raising additional working capital.

     (d) In connection with the Securities Purchase, effective June 20, 2000, three individuals serving on the Issuer's board of directors, including Ms. Little, resigned, the Issuer's board was increased from seven members to nine members, and five individuals were appointed to fill the vacancies created by the resignations and the expansion of the board. On the same date, the Reporting Persons entered into a voting agreement with the Issuer, Rosemary Street, MRCo., Inc., Christopher J. Cooney and Jeffrey Cooney. The voting agreement provides that: (i) so long as Robert Little is employed as President of the Issuer or the Reporting Persons own no less than 5% of the Issuer's issued and outstanding voting securities, Rosemary Street will nominate and vote for Mr. Little to serve as a member of the Issuer's board of directors; (ii) so long as Christopher Cooney and Jeffrey Cooney own, in the aggregate, directly or indirectly, no less than 5% of the Issuer's issued and outstanding voting securities, the Reporting Persons and other members of Rosemary Street will vote for Christopher Cooney and Jeffrey Cooney to serve as members of the Issuer's board of directors; and (iii) so long as MRCo. owns no less than 5% of the Issuer's issued and outstanding voting securities, the Reporting Persons and other members of Rosemary Street will vote for Joseph Linehan to serve as a member of the Issuer's board of directors. The voting agreement further provides that if the size of the Issuer's board of directors is increased from nine members to eleven members prior to June 20, 2002, Rosemary Street has the right to nominate for election or appoint as directors the two persons to fill the vacancies created by the increase. The Reporting Persons have agreed to vote all of their voting securities of the Issuer for the election of Rosemary Street's two nominees in this situation.

CUSIP No.  690337 10 0                                  Page 6 of 8 Pages
-----------------------                                 -----------------------

Item 5. Interest in Securities of the Issuer

     Robert B. Little is the beneficial owner of 1,864,406 shares of Common Stock. This amount includes 1,364,406 shares of Common Stock held by Mr. Little and Ms. Ellen Dinerman Little, Mr. Little's spouse, as community property in a revocable living trust and 500,000 shares subject to currently exercisable options. Of the 500,000 shares subject to currently exercisable options, 250,000 shares are subject to currently exercisable options granted to Mr. Little's spouse pursuant to the Issuer's Amended and Restated Agreement which generally may only be exercised by Mr. Little's spouse. The filing of this Amendment No.4 to Schedule 13D shall not be deemed an admission that Robert B. Little is the beneficial owner of the options granted to his spouse. Robert B. Little beneficially owns 18.1% of the Issuer's outstanding shares of Common Stock.

     Ellen Dinerman Little is the beneficial owner of 1,864,406 shares of Common Stock. This amount includes 1,364,406 shares of Common Stock held by Ms. Little and Mr. Robert B. Little, Ms. Little's spouse, as community property in a revocable living trust and 500,000 shares subject to currently exercisable options. Of the 500,000 shares subject to currently exercisable options, 250,000 shares are subject to currently exercisable options granted to Ms. Little's spouse pursuant to the Issuer's Amended and Restated Agreement which generally may only be exercised by Ms. Little's spouse. The filing of this Amendment No.4 to Schedule 13D shall not be deemed an admission that Ellen Dinerman Little is the beneficial owner of the options granted to her spouse. Ellen Dinerman Little beneficially owns 18.1% of the Issuer's outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

     On May 3, 2000, the Issuer entered into the Purchase Agreement with Rosemary Street. The Purchase Agreement was consummated on June 20, 2000. Immediately prior to the consummation of the Purchase Agreement, the Reporting Persons entered into a Note and Debt Contribution Agreement with the Issuer pursuant to which: (i) the Reporting Persons forgave an aggregate of approximately $1,997,810 of obligations and indebtedness that the Issuer owed to them; (ii) the Reporting Persons contributed $130,000 in cash and 1,588,812 of their shares of the Issuer's Common Stock to the Issuer's capital; and (iii) the Issuer paid the Reporting Persons an aggregate of $1,430,000 of other obligations and indebtedness owed to them.

CUSIP No.  690337 10 0                                    Page 7 of 8 Pages
----------------------                                    ------------------

     Pursuant to the Purchase Agreement, the Issuer and the Reporting Persons entered into the Amended and Restated Agreement which amended and restated the Issuer's existing 1996 Special Stock Option Plan and Agreement in its entirety (described above in Item 3 above).

     The Reporting Persons also entered into a voting agreement with the Issuer, Rosemary Street, MRCo., Inc., Christopher J. Cooney and Jeffrey Cooney (described in Item 4 above).

     Each of the Reporting Persons has also entered into a lock-up agreement pursuant to which, without the prior written consent of two officers of the Issuer and subject to certain exceptions, they will not offer, sell, contract to sell, pledge, gift or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any warrants, options, or other rights to purchase, subscribe for, or otherwise acquire any shares of Common Stock for a period of one year ending on June 19, 2001.

Item 7. Material to be Filed as Exhibits

     1. Joint Filing Agreement (incorporated by reference from Exhibit 1 of the Reporting Persons' Schedule 13D filed with the SEC on November 12,
          1996).

     2. Securities Purchase Agreement, dated May 3, 2000, between the Issuer and Rosemary Street (incorporated by reference from Exhibit 10.35 of the Issuer's Current Report on Form 8-K/A filed on June 29, 2000).

     3. Amended and Restated 1996 Special Stock Option Plan and Agreement among Robert Little, Ellen Little and the Issuer (incorporated by reference from Exhibit 10.37 of the Issuer's Current Report on Form 8-K/A filed on June 29, 2000).

     4. Note and Debt Contribution Agreement among Robert Little, Ellen Little and the Issuer (incorporated by reference from Exhibit 10.44 of the Issuer's Current Report on Form 8-K/A filed on June 29, 2000).

     5. Form of Management Letter between each of Robert Little and Ellen Little and the Issuer (incorporated by reference from Exhibit 10.45 of the Issuer's Current Report on Form 8-K/A filed on June 29, 2000).

     6. Voting Agreement among the Issuer, Rosemary Street, Robert Little, Ellen Little, MRCo., Inc., C. Cooney and J. Cooney (incorporated by reference from Exhibit 10.46 of the Issuer's Current Report on Form 8-K/A filed on June 29, 2000).

CUSIP No.  690337 10 0                                    Page 8 of 8 Pages
----------------------                                    -------------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2000
                                                /s/ Robert B. Little
                                                ----------------------
                                                Robert B. Little

                                                /s/ Ellen Dinerman Little
                                                -------------------------
                                                Ellen Dinerman Little